

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 30, 2008

Charles E. Hurwitz
Chairman of the Board and Chief Executive Officer
Maxxam Inc.
1330 Post Oak Blvd., Suite 2000
Houston, TX 77056

> **Re:** **Maxxam Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2007**
> **Filed April 30, 2008**
> **File No. 001-03924**

Dear Mr. Hurwitz:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 9A. Controls and Procedures, page 76

1. Please tell us why you have concluded that your disclosure controls and procedures were effective as of December 31, 2007, considering the late filing of your 10-K. We note your Form 8-K filed on April 25, 2008 and your compliance plan with the American Stock Exchange.

Signatures, page 79

2. Your signature page should include the signature of your Principal Executive Officer, in his individual capacity. Refer to General Instruction D.(2)(a) to Form 10-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3313.

Regards,

Rolaine S. Bancroft
Special Counsel